ENCOM GROUP, INC.

3330 South Federal Highway

Boynton Beach, Florida 33435

Tel:  (772) 225-6435

June 28, 2012

United States

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Encom Group Inc. - SEC File No. 000-54277
Form 15-12G filed on June 8, 2012 - SEC Accession No. 0001019687-12-002088

Ladies and Gentlemen:

Encom Group, Inc. (formerly known as Eastern World Solutions Inc.) (the "Registrant") hereby requests immediate withdrawal of its request to terminate the registration of its common shares ($0.00001 par value) under Section 12(g) of the Securities Exchange Act of 1934, as amended, which was filed with the Securities and Exchange Commission (the “SEC”) on June 8, 2012 as set forth above.

The Form 15 was filed on June 8, 2012 based on the Registrant’s business concept and business plan it acquired on March 27, 2012. However, on June 22, 2012, such acquisition was rescinded ab initio by the Registrant and the other parties to that transaction. The Registrant believes that it is in the best interest of its shareholders to maintain its reporting status with the SEC.

In further support of its request, the Registrant advises the SEC that the Registrant has filed all reports required to be filed with the SEC and that it is current in its reporting obligations with the SEC and intends to continue to be so in the future.

If you have questions or wish to discuss any of the matters raised in this letter, please contact us at the address and telephone number set forth in the letterhead.  Thank you for your consideration.

Yours truly,

ENCOM GROUP INC.

/s/ Jared Robinson
BY: Jared Robinson
NAME: Chief Executive Officer